August 14, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Bonnie Baynes, Mr. Mark Brunhofer, Mr. Tyler Howes and Ms. Jennifer Gowetski

Re: Mercurity Fintech Holding Inc.

Form 20-F for the fiscal year ended December 31, 2022

Filed April 25, 2023

File No. 001-36896

Dear Ms. Bonnie Baynes, Mr. Mark Brunhofer, Mr. Tyler Howes and Ms. Jennifer Gowetski:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 17, 2023 (the “Comment Letter”) relating to the annual report on Form 10-K for the year ended December 31, 2022, which was filed with the Commission by Mercurity Fintech Holding Inc. (the “Company” or “we”) on April 25, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Form 20-F for the fiscal year ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

D. Trend Information, page 70

1.	Please provide us proposed revised disclosure for page 70 to be included in future filings (including any potential amendment of this Form 20-F) to disclose the uncertainty and related impact to the company, including quantification, of the pending legal proceedings of intangible assets stored in out-of-control cold wallets, also referred to as the recovery proceeding, on pages F-3, F-42 and F-55. Also provide proposed revised disclosure for your related disclosure on page 84 under "Legal Proceedings".

Response: The Company submits as follows its proposed revised disclosure to be included in future filings.

“D. Trend Information (revised)

In late February 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company's office in Shenzhen, China for personal reasons to cooperate with the investigation conducted by Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly took away the safe belonged to the Company that stored the digital asset hardware cold wallet, and forcibly opened the safe by destroying the lock thereto and seized the digital asset hardware cold wallet and all cryptocurrencies stored therein.

The book value of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,808 on December 31, 2022, and we verified that Bitcoins and USD Coins with a book value of $3,469,762 as of December 31, 2022 stored in the out-of-control wallet had been transferred to another unknown wallet.

The Company’s PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the PRC’s Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng had not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu's case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu's case without any evidence and because Wei Zhu's case is still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company's cryptocurrencies by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the Company's seized cryptocurrencies, they should issue a written decision in accordance with applicable laws and regulations.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain our cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. If Wei Zhu 's case enters the judicial procedures, the Company can submit evidence to the court to plead for restoration of the Company's ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies therein, because the evidence that these cryptocurrencies belong to the Company is clear, and the Company is confident that it can recover these cryptocurrencies through legal procedures. However, it is not certain when Wei Zhu's case will enter into the judicial process, so until then, these cryptocurrencies will still remain detained by Sheyang Public Security Bureau, and the Company will remain unable to impose practical control over these cryptocurrencies. Taking into account the special situation of China's public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

From a legal perspective, the Company is of the view that it is likely that it will be able to recover control over these cryptocurrencies through judicial procedures, and so management has not recognized losses of these seized cryptocurrencies. However, if the case is not handled by Sheyang Public Security Bureau or subsequent judicial proceedings in the manner we anticipate, the Company may also incur related losses, which we are unable to quantify at the moment.

As of December 31, 2022, the Company's net assets were $16,828,864, of which cash and cash equivalents accounted for 44% and the Bitcoins and USD Coins out-of-control accounted for 23%. In the unlikely scenario where the Company is unable to recover the out-of-control assets, the Company believes that such loss will not materially affect the Company's future business development and daily operations.

Other than as described above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.”

Further, the Company proposes to make a reference to the above disclosure in future 20-F filings under the section “Legal Proceedings”. This will minimize repetition of the same information, and is also not misleading as the Company itself is not under investigation by the Sheyang Public Security Bureau.

In addition, the Company proposes to include a summarized version of the above disclosure in the “Report of the Independent Registered Accounting Firm” for future 20-F filings, and make reference to such disclosure in the relevant notes to the financial statements, being Note 9 (Intangible Assets, Net) and Note 19 (Subsequent Events). This is for the sake of brevity and to increase the readability of the annual report of the Company such that the same event is not repeated ad verbatim throughout the annual report.

Item 15. Controls and Procedures, page 101

2.	We note on page 101 that your management assessed your disclosure controls and procedures (DCP), and your internal controls over financial reporting (ICFR), and concluded that they are effective at December 31, 2022 with no changes in ICFR during 2022. We also note your risk factor disclosures on pages 6, 13 and 14: "Our former officer and director, Wei Zhu, was in control of the Company’s cryptocurrency who had physical control over the Company’s cold wallet. If we do not recover our cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817." We further note your risk factor on page 9: "Wei Zhu, your former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses." Given that during 2022, certain officers of your company that were in sole control and seemingly physical custody of over almost all your digital assets at December 31, 2022, which represent over 20% of your total assets, were criminally charged and those assets seized, please tell us how you had effective ICFR and DCP if a single person had control over a significant portion of your assets. In your response tell us your consideration of segregation of duties and access to/control of company assets in your ICFR system.

Response: The Company respectfully submits that at the same time of the Wei Zhu incident, its digital asset hardware cold wallet had been stored in the safe in the finance room of the Company’s office in Shenzhen, China, and the password and key of the safe were respectively kept by the former Acting CFO Wei Zhu and our Cashier, while the payment key of the hardware cold wallet was kept by Wei Zhu. According to the prevailing policy at that time, the use of the Company's cryptocurrencies should first pass the approval process, following which the former CFO Wei Zhu and the Cashier should jointly open the safe according to the approval record, after which the former CFO Wei Zhu can operate the hardware cold wallet to use the Company's cryptocurrencies for payment.

However, the incident that caused the Company to lose control of its cryptocurrency hardware cold wallet was an unusual and unexpected incident, because during the relevant time, Wei Zhu was taken from the Company's office in Shenzhen, China to cooperate with the investigation unrelated to the Company by Sheyang County Public Security Bureau in late February 2022, and at that time the Sheyang County Public Security Bureau seized the Company’s safe and forcibly opened the safe. A few days later, the Company received the destroyed safe, but the cryptocurrency hardware cold wallet stored inside the safe remained seized by the Sheyang Public Security Bureau, which did not provide any explanation for doing so. At present, because Wei Zhu’s case has not yet entered the judicial process, and the Company and Deheng Law Office are still in continuous negotiation with the Sheyang Public Security Bureau. Once Wei Zhu’s case enters the judicial process, the Company is of the view that it is likely to recover control of the seized cryptocurrency through the judicial process.

We believe that our previous internal controls on assets management were effective, but the loss of control of physical assets brought about by the above unexpected events also alerts us to possible deficiencies and room for improvement.

After the Wei Zhu incident, the Company's management team has also undergone great changes, and the new management team of the Company has further strengthened the management measures of the Company's assets, which mainly include the following aspects:

•	All assets stored in platform accounts, including bank accounts, securities accounts, cryptocurrency platform accounts, etc., shall have at least two authorized managers, and personnel who undertake independent work functions shall serve as authorized managers, and the use of any assets shall first pass the Company's financial approval process, then at least two authorized managers must simultaneously authorize the operation to complete the use or payment of assets.

•	The Company's new digital asset hardware cold wallet should have the function of multi-person authorization management. The use of digital assets must first pass the Company's financial approval process, and then at least two authorized managers must simultaneously authorize operations to complete the use or payment of digital assets.

•	The Company's digital assets will be primarily housed in the U.S. office and jointly managed by authorized administrators (permanent U.S. residents) of our U.S. subsidiary. For the digital assets seized by the Sheyang Public Security Bureau, once the seizure is lifted, we will make adjustments in accordance with this standard as soon as possible.

•	Considering the huge fluctuations that have occurred in the cryptocurrency market in the past two years, the Company plans to reduce the proportion of digital assets held in the future. In addition, once the Sheyang Public Security Bureau lifts the seizure on our digital assets, the Company will convert some of those digital assets into U.S. dollars in a timely manner to keep a low percentage of the cryptocurrency held by the Company.

Item 16F. Change in Registrant's Certifying Accountant, page 102

3.	We note your disclosure on page 103 that you attached the change in auditor letter from your prior auditor, Shanghai Perfect, dated April 25, 2023 as Exhibit 15.3, which appears to be filed as Exhibit 15.2. Please amend your filing for the following:

	•	Revise the title of the exhibit currently provided as Exhibit 15.2 to be the letter identified as Exhibit 15.3 on page 103 and file it as that exhibit.

	•	Provide the Exhibit 15.2 auditor consent from your prior auditor regarding their report on your December 31, 2021 and 2020 financial statements included in the filing that are incorporated into your active registration statements on Forms S-8.

Consider not amending your 2022 Form 20-F until addressing all other comments in this letter and those on your registration statement on Form F-1, File No. 333-272274.

Response: The Company respectfully submits that it will revise the exhibits as instructed upon refiling of the Form 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 104

4.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response: Please find below the proposed revised disclosure:

Item 16I(a) of Form 20-F:

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Shi Qiu, Director and Chief Executive Officer of Mercurity Fintech Holding Inc. (the “Company”), certify that to my knowledge following due inquiry:

(1)	As of the date hereof, the directors and officers of the Company consist of: Shi Qiu, Lynn Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, Hui Cheng, Xiang Qu, Er-Yi Toh, Cong Huang, Keith Tan Jun Jie and Yukuan Zhang;

(2)	None of the Company’s directors or officers are representatives of any government entity in the People’s Republic of China (the “PRC”);

(3)	Based on the Company’s register of members and Schedules 13G and/or amendments thereto filed with the Securities and Exchange Commission by holders of the Company’s ordinary shares, (i) no shareholder other than HUANGTONG INTERNATIONAL CO., LTD, HEXIN GLOBAL LIMITED, and HANQI LI, holds 10% or more of the total outstanding ordinary shares of the Company as of the date hereof, and (ii) to the best knowledge of the Company, none of such shareholders are controlled by any government entity in the PRC;

(4)	There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors or officers or shareholders on the one hand, and any person on the other hand, that could result in any government entity in the PRC being deemed to control the Company; and

(5)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

As used in this certification, the term “control” or “controlled” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Item 16I(b) of Form 20-F:

In July 2022, we were conclusively listed by the SEC as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021.

As of the date of this annual report and to the best of our knowledge, we note that:

1.	On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, on January 27, 2023, we dismissed Shanghai Perfect C.P.A. Partnership as our independent registered public accounting firm. Effective from January 27, 2023, we appointed Onestop Assurance PAC, or Onestop, as our new independent registered public accounting firm. Onestop is an independent public accounting firm headquartered in Singapore and registered with the PCAOB and is subject to U.S. laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor Onestop is subject to inspection by the PCAOB, the most recent inspection was in 2022. For these reasons, we do not expect to be identified as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act for future filings of our annual report on Form 20-F.

2.	No governmental entities in the PRC or the Cayman Islands owns any shares of our Company or any of our operating entities;

3.	No governmental entities in Singapore (i.e., the applicable foreign jurisdiction with respect to Onestop Assurance PAC) has a controlling financial interest in our Company or any of our operating entities;

4.	None of the members of the board of directors of our Company or our operating entities is an official of the Chinese Communist Party; and

5.	None of the currently effective memorandum and articles of association of our Company or any of our operating entities contains any charter of the Chinese Communist Party.

Consolidated Statements of Cash Flows, page F-13

5.	We note your disclosure on page F-20 that you decided to restate your cryptocurrency cash flows from investing activities to operating activities based on your current and future business structure. Please provide us your accounting analysis, with references to the authoritative literature, supporting your conclusion that this activity is properly classified within cash flows from operating activities, instead of cash flows from investing activities. Ensure that each of your three revenue streams are discussed separately.

Response:

In August 2021, the Company introduced its digital asset business (including cryptocurrency mining and cryptocurrency quantitative trading) as one of the Company's new main businesses. The Company's main revenue source for 2021 and 2022 was the cryptocurrency mining business, and as the Company accounted for the cryptocurrencies it received as non-cash assets, no cash flow was generated in the cryptocurrency mining business. However, the Company sold cryptocurrencies in 2021 and 2022, and the Company obtained US dollars to generate related cash inflows, and the sources of assets that generate these cash inflows were directly related to the Company's main business. Considering that the source of assets generating these cash inflows was directly related to the Company's main business, and the Company will continue to conduct quantitative cryptocurrency transactions as one of its recurring businesses in the future, the Company reclassified these cash flows from the cash flow generated by investment activities to the cash flow generated by operating activities in the 2022 annual report. In the years of 2021 and 2022, the Company had professionals in quantitative trading of cryptocurrencies, and the Company hopes to create more revenue and profits through quantitative trading of cryptocurrencies in the future. Accordingly, in the Company's consolidated income statement for the year ended 2022 and 2021, the Company also classified the gains or losses arising from the sale of cryptocurrencies as part of its operating profit or loss.

In the first half of 2023, the Company further improved its business structure. Our current and future lines of business shall mainly include the following: 1) providing distributed storage and computing services, including cryptocurrency mining business, cloud storage and cloud computing services to decentralized platform operators; 2) conducting digital banking and digital payment business (future); and 3) providing financial consultation services (current), investment banking and brokerage business (future). The Company has begun to set up a professional team of investment banking business, which is capable of undertaking various financial and management consulting services at present.

In addition, due to the downturn in the cryptocurrency market since 2022, and the Company temporary loss of most of its cryptocurrencies due to Wei Zhu's case, the Company has not yet invested additional personnel and funds to carry out the digital asset quantitative trading business. Nevertheless, the Company still regards the quantitative trading business of digital assets as one of its future businesses. The Company will further develop and improve the Company's digital asset quantitative trading software based on the original experience of blockchain technology services, relying on the original technical data and new technical team, and the Company will use the self-developed digital asset quantitative trading software to trade its own cryptocurrencies aiming to make profits. However, considering the sharp fluctuations in the cryptocurrency market in the past two years, the Company will decide the amount of cryptocurrencies to hold and the investment amount for the quantitative trading business of cryptocurrencies at any time according to the trend of the cryptocurrency market. The Company will not be in the business of managing digital assets or conducting quantitative transactions on behalf of clients or third parties for the time being.

Based on the Company's current and future business structure, the Company classifies the cash flows associated with the above primary businesses as cash flows generated from operating activities. Cash flows that are not directly related to the above primary activities, such as the purchase or sale of fixed assets, the purchase or redemption of U.S. Treasury securities, equity investments, or the transfer of equity in other companies, will be classified as cash flows generated by investment activities.

6.	Please provide us proposed revised disclosure to be provided in future filings that discloses your non-cash investing and financing activities as required by ASC 230-10-50-3. Otherwise, tell us where you have made these disclosures. In this regard, we note, for example, your equity issuances in 2021 for bitcoin and USD Coins as disclosed on page F-47 and your equity issuance in 2022 for the acquisition of equipment as disclosed on page F-48.

Response: The Company respectfully submits that we did not disclose non-cash investing and financing activities separately in our published Form 20-F as required by ASC 230-10-50, which we will refine in our future filings. For future filings, we will add a standalone footnote of “non-cash investing and financing activities” to our 2022 financial statements as follows:

Non-cash investing and financing activities

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5.98 million, payable in the Company’s 2,718,181,818 ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5.98 million. In addition, pursuant to the Supplemental Contract Agreement dated January 22, 2023 between the Company and Huangtong International Co., Ltd., the Company and Huangtong International Co., Ltd. acknowledged and agreed that the scattered Filecoins deposited in the machines purchased under the original agreement shall be the sole and exclusive property of the Company. We calculated the value of the scattered Filecoins deposited in the machines purchased as $315,028 based on the closing price of the day we received them. The total value of the Web3 decentralized storage infrastructure and Filecoins acquired was $6,297,928.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of US$5 million.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately US$5 million.

	For the year ended	For the year ended
	December 31, 2022	December 31, 2021
	US$	US$
Issue shares to acquire Web3 decentralized storage infrastructure and Filecoins	$6,297,928	-
Issue shares to acquire Bitcoins	-	$5,000,000
Issue shares to acquire USD Coins	-	$5,000,000

Note 3. Significant Accounting Policies

Intangible Assets, page F-29

7.	We note your accounting policy for intangible assets on pages F-29 and 57 and your disclosures that you restated to correct your prior year and current impairment calculation for cryptocurrencies. Please address the following:

	a.	Revise your disclosure in future filings to clearly indicate that you classify your cryptocurrencies as indefinite-lived intangible assets and that you carry them at cost less impairment, not merely at cost.

	b.	Confirm our understanding that, after your restatements as disclosed in Note 2, all periods presented in your filing reflect cryptocurrency impairment based on the lowest intraday price each day.

Response: The Company proposes to revise the accounting policy for intangible assets for its future filings as follows:

“Intangible Assets

We classify the cryptocurrencies the Company hold as indefinite-lived intangible assets.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost less impairment. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition. Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,150,966 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.”

The Company submits that after our restatements as disclosed in Note 2, all periods presented in our filing reflect cryptocurrency impairment based on the lowest intraday price each day.

Revenue Recognition Cryptocurrency

Mining, page F-30

8.	You disclose that you executed contracts with mining pool operators and with sharing mining service to provide computing power or storage capacity to the mining pool. Please provide us a detailed analysis, referencing the authoritative literature you rely upon, to support your cryptocurrency mining revenue policy. In your response, specifically address the following:

a.	Provide us with copies of the executed contracts with each mining pool operator and sharing mining service.

b.	Tell us the method used under each contact to determine your share of pool rewards and transaction fees for mining pools and sharing mining services.

c.	Tell us how you determine contract inception and contract duration for each contract.

d.	Tell us how you determined that the provision of computing power or storage capacity are the only performance obligations identified under each contract. Explain how you provide computing power and storage capacity and how the mining pool operator or sharing mining service provider uses that power or storage capacity. Explain your consideration as to whether the provision of storage capacity is a lease under ASC 842.

e.	As cryptocurrencies received under your contracts are non-cash consideration, tell us how measuring the cryptocurrencies received at the fair value on the date received is consistent with the guidance in ASC 606-10-32-21 to value that consideration at contract inception.

f.	Tell us what market(s) you use to value the cryptocurrencies you are entitled to receive for each individual cryptocurrency. Tell us whether this market is your principal market, or in the absence of a principal market, the most advantageous market under ASC 820-10-35-5. If so, tell us how you made the determination(s). If not, tell us why not.

g.	Tell us what portions of the consideration you are due is variable, how you made such determination and how you apply the variable consideration constraint under ASC 606-10-32-11.

h.	Tell us how you account for any fees paid to the mining pool operator or sharing mining service provider.

i.	Tell us when you are paid under each agreement and how you account for any receivables denominated in cryptocurrencies.

j.	Tell us your consideration for your statement that there is no official guidance for the accounting for digital assets. We observe that the FASB codification is the source of authoritative generally accepted accounting principles, that there is codification guidance whose scope applies to your transactions, and that you identify ASC 606 as the guidance you follow for revenue recognition on page F-30.

k.	Tell us why the last paragraph of this section discusses your cryptocurrency mining revenue in 2022 but does not address such revenue in 2021.

Response:

1)	Bitcoin sharing mining business

The Company conducted Bitcoin sharing mining operations between October 2021 and April 2022.

First, in October 2021, the Company signed a shared mining services purchase agreement with Carpenter Creek, LLC (“Carpenter”), an affiliate of Bitdeer, a well-known shared mining services provider, which provided shared mining services to the Company, including providing the right to use 480 Antminer S17+ mining machines for 180 days, and provide mining site, electricity, internet, equipment maintenance services. The contract between the Company and Carpenter is attached herein as Annex 8.1.

Second, the Company used the leased Antminer S17+ mining machines and mining site and other infrastructure to join the Bitcoin mining pool through the API service of F2pool mining platform (https://www.f2pool.com). The Bitcoin mining mode chosen by the Company is FPPS. The Company had created two accounts on the F2pool platform (bqk211025260475 and bqk211025260476) and abided by the Terms of Service of the F2pool Platform, that is, the "Providing service" of the F2pool Platform website which is the API Service agreement for the Company to obtain the mining pool service. The Company can view the mining bonus in real time through the accounts on the F2pool platform. No paper contract had been signed between the Company and F2pool platform. For specific contract terms, please refer to "Providing service" on https://www.f2pool.com.

The mining pool distributes mining proceeds in accordance with the FPPS mode to the digital currency wallet address designed by the User. The calculation formula for the FPPS Mode as below: (This is also included in the purchase agreement signed between the Company and Bitdeer.)

The Proceeds shall be calculated as: p =Br * T* H * 10 AI2 * (l+r)/ (D*2 AJ2)

Among them: "Br" means the applicable "Reward" information on https://btc.com/block. For avoidance of doubt, the "Br" shall not include the network transaction fee (i.e. the amount listed after the"+" in the Reward column); "T" means the length of period (unit: second); "D" means the Difficulty, and the Difficulty data shall refer to https://btc.com/stats/diff; "H" means the hash rate of the mining machine (unit: TH/s); "r" means the Average Network Fee Rate published on "https://btc.com/tools/fee-rate" (According to the UTC, from 00:00:00 to 23:59:59, every 24 hours as a cycle, in ascending order of network fee, eliminate the first and last 5% of block data and obtain a partial filter block list. Average network fee rate= total network fee of the partial filter block /total reward of the partial filter block.).

As to the Service Fee set forth in this table, the Products will be linked to the mining pool which shall charge separate service fee in the amount of 2% of actual mining output, (which is not included in the "Final Total Price Amount" shown in the table above). The Company used the Final Total Price Amoun as the basis for recognizing revenue from mining operations.

Since the Company purchased the shared mining service from Bitdeer for 180 days, when this service expired, the Company would also stop providing computing power to F2pool, and the actual period of the Company to carry out this Bitcoin mining business was 180 days between October 2021 and April 2022.

As a miner, the Company connected the rented mining machines to F2pool through the API service interface, thus becoming a part of the global computing power provider of Bitcoin mining. The Company's only obligation was to provide effective computing power, and the Bitcoin mining reward obtained by the Company was calculated and distributed according to the effective computing power contributed by the Company.

The Company accounted for Bitcoin as an intangible asset and recognized its initial value based on the market price at the time of acquisition. At the same time, Bitcoin served as the non-cash income consideration for the Company's Bitcoin mining business, and the Bitcoins received by the Company every day were non-cash rewards for the computing power services provided by the Company, and it is reasonable for the Company to recognize the revenue based on the current market value at the time of acquisition. The Company recognized Bitcoin mining revenue based on the closing price of the transaction on the day of receipt of the Bitcoin mining reward. The closing price of the day was obtained from a global cryptocurrency information platform "Feixiaohao", the Bitcoin daily trading price from "Feixiaohao" was formed by the collection of trading data from multiple exchanges around the world. At that time, the Company did not store the obtained Bitcoin in any mainstream platform account, but stored them in a hardware cold wallet, and hence the Company did not take the Bitcoin price of a certain trading platform.

Before the Company carried out this Bitcoin sharing mining business, the price of Bitcoin was in the stage of continuous rise, and the business was estimated to be profitable according to the Bitcoin market price at that time, but the Bitcoin market price suffered an unexpected continuous decline from the end of 2021, resulting in a large loss for the Company's Bitcoin sharing mining business.

According to the shared mining Services purchase contract signed by the Company and Bitdeer, the electricity bill in the initial consideration paid by the Company to Bitdeer was an overall estimated cost consideration, and if the actual electricity bill incurred exceeds the initial prepaid electricity bill, the Company would still incur additional costs, but no compensation costs for the electricity bill were actually incurred. The Company paid Bitdeer 1,994,462.50 USD coins as consideration for all services such as mining machine rental, site rental, electricity, network charges, etc., totaling $1,994,462.50.

The Company obtained the mining pool service from the F2pool platform, and the consideration paid by the Company to the F2pool Platform was 2% of the Bitcoin reward obtained, which was an unfixed non-cash payment consideration. The Bitcoin reward actually received by the Company had been deducted the fee payable by the Company to the F2pool platform. The Company used the Bitcoins actually received as the calculation basis for recognizing revenue. Therefore, although the consideration paid by the Company to the F2pool platform was a non-fixed non-cash consideration, it did not affect the Company's revenue recognition and cost measurement.

The company received mining rewards for the previous 24 hours at a fixed time each day, and the Company believed that no accounts receivables were generated from this shared Bitcoin mining business.

2)	Filecoin physical mining business

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5.98 million, payable in the Company’s ordinary shares. The Company started Filecoin mining operations with part of these devices on December 20, 2022, and the devices used in Filecoin mining were expected to last six years.

First, the Company and Cologix US, Inc., signed a Service Order for data center services. The Company is provided with room space, electricity, network and other settings, and the Company uses this infrastructure to carry out Filecoin mining business. The service order does not agree on an end date. The cost of these services received by the Company is based on the actual monthly bill, which the Company receives and pays each month for the previous month's bill. The Service Order signed between the Company and Cologix US, Inc. is attached as Annex 8.2.

Second, the Company joined the Filecoin mining business through the API service interface of the Filescan platform (https://filscan.io/miner), thus becoming one of the Filecoin miners in the world. The Company had created two accounts on the Filescan platform (f01997159 and f02096915) and abided by the Terms of Service of the Filescan Platform. The Company can view the mining bonus in real time through the accounts on the Filescan platform. No paper contract had been signed between the Company and Filescan platform. For specific contract terms, please refer to https://filscan.io/miner. It is worth mentioning that the Company does not need to pay any fees to use the API services provided by the Filescan platform.

As a miner, the Company connected the rented mining machines to Filescan through the API service interface, thus becoming a part of the global computing power provider of Filecoin mining. The Company's only obligation was to provide effective storage capacity, and the Filecoin mining reward obtained by the Company was calculated and distributed according to the effective storage capacity contributed by the Company.

The Company accounted for Filecoin as an intangible asset and recognized its initial value based on the market price at the time of acquisition. At the same time, Filecoin served as the non-cash income consideration for the Company's Filecoin mining business, and the Filecoins received by the Company every day were non-cash rewards for the computing power services provided by the Company, and it is reasonable for the Company to recognize the revenue based on the current market value at the time of acquisition. The Company recognized Filecoin mining revenue based on the closing price of the transaction on the day of receipt of the Filecoin mining reward. The closing price of the day was obtained from a global cryptocurrency information platform "Feixiaohao", the Filecoin daily trading price from "Feixiaohao" was formed by the collection of trading data from multiple exchanges around the world. At that time, the Company did not store the obtained Filecoin in any mainstream platform account temporarily, so the Company did not take the Filecoin price of a certain trading platform.

In accordance with the service order signed between the Company and Cologix US, Inc., the Company makes monthly payments to Cologix US, Inc., based on actual billing, including room space, electricity, network and other settings, as the amount incurred for electricity and equipment maintenance may vary from month to month. Since this cost is settled and accounted for on a monthly basis, changes in the amount of the monthly expense do not create financial accounting uncertainties.

The company will receive mining rewards from time to time every day, and the Company believed that no accounts receivables were generated from this shared Bitcoin mining business.

3)	Other corrections

We will remove these statements in future fillings to avoid any ambiguity: “There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.”

Consultation services, page F-31

9.	We note your use of a percentage-of-completion method to record revenue under your consulting agreements. We also note that your revenue recorded in 2022 relates to an agreement to facilitate your customers' initial public offering. Please tell us the payment terms of your agreement. Specifically tell us whether the customer is obligated to pay your entire fee if the initial public offering is not completed for any reason. If not, tell us why over time recognition is appropriate under ASC 606-10-25-27 through 25-29 or why your fee is not considered variable and constrained under ASC 606-10-32-11.

Response: Pursuant to the Consulting Agreement signed between the Company and the IPO client (the "Client") on August 23, 2022, the Company provides consulting services to the Client in connection with the Client's IPO. If the client completes the IPO, the Company will be able to receive approximately $3 million worth of equity consideration from the Client, which can be understood as an "incentive" measured by results. If the Client does not complete the IPO, the Company will not receive this equity consideration of approximately $3 million. This "incentive" is not directly related to the service cost to be invested by the Company, and the Company cannot estimate the possibility of the successful IPO of the Client, so the Company did not recognize this part of the contingent income in the financial statement for the year ended 2022.

Technical services, page F-31

10.	Provide us your analysis supporting your revenue recognition policy for technical services. Differentiate between software development and other services. Reference for us the authoritative literature you rely upon to support your policy. In your response, tell us why the last paragraph of this section indicates that you had no technical services revenues in 2022 but does not address such revenue in 2021 and 2020.

Response: From 2019 to the first half of 2021, the Company's main source of revenue was to provide technical services to our Company’s customers. These services include, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation systems, trading systems, account management systems, operation management systems and mobile applications, and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. The contracts for these services include milestone project contracts with software development as the main content, and service performance contracts for an agreed period of time.

For software development, the Company recognizes revenue over time as the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

Service other than those associated with the design, development, creation, testing, installation, configuration, integration and customization of fully operational software, may be a service performance obligation, which is distinct from performance obligation for software development. Our services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract.

From the second half of 2021 to the first half of 2022, the Company's management and technical services team changed a lot, and the Company failed to achieve good results in the technical service business in 2021 and 2022. The Company's technical service revenue for the year ended December 31, 2022, 2021 and 2020 was respectively nil, $5,864 (excludes technical service revenue of $122,343, which was included in profit or loss from discontinued operations) and $1,402,300.

Share-based payments, page F-33

11.	Please provide us proposed revised disclosure to be included in future filings that clarifies how you recognize compensation for awards with market conditions. In this regard, we note your statement that the market conditions are included in the determination of estimated grant-date fair value but you do not indicate what compensation is recorded whether or not the market condition is achieved.

Response: Under the previous stock incentive plans, the Company granted incentive equity awards to some of its employees and some outside advisers and professionals. As of December 31, 2022, the Company's 2011 plan, 2020 plan and 2021 plan had all been implemented, the Company had no incentive shares that had been granted and had not been exercised. The 2022 plan has not yet been implemented as of now.

The Company will revise the accounting policies about share-based payments in future filings to clarify how the Company recognizes compensation for awards with market conditions. The details are as follows:

Share-based payments (revised)

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation - Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Segment Reporting, page F-34

12.	We note your disclosure of having only one reportable segment. Please provide us the following:

	a.	Tell us your consideration for expanding your one reportable segment given your new business strategy and entry in the cryptocurrency mining industry.

	b.	Provide us the entity wide revenue and asset information required by ASC 280-10- 50-40 through 50-42.

Response:

1）Consideration for expanding our reportable segment

In the second half of 2022, the Company reformulated its future development strategy, and we divided the Company's business into three segments in our Form 20-F: Blockchain technical services, Cryptocurrency mining, and Consultation services. Over 90% of the Company's revenue in 2022 came from cryptocurrency mining, so we disclosed only one reportable segment in Form 20-F.

In the first half of 2023, the Company further improved its business structure. Our current and future lines of business shall mainly include the following: 1) providing distributed storage and computing services, including cryptocurrency mining business, cloud storage and cloud computing services to decentralized platform operators; 2) conducting digital banking and digital payment business (future); and 3) providing financial consultation services (current), investment banking and brokerage business (future). The Company has begun to set up a professional team of investment banking business, which is capable of undertaking various financial and management consulting services at present.

In addition, due to the downturn in the cryptocurrency market since 2022, and the Company temporary loss of most of its cryptocurrencies due to Wei Zhu's case, the Company has not yet invested additional personnel and funds to carry out the digital asset quantitative trading business. Nevertheless, the Company still regards the quantitative trading business of digital assets as one of its future businesses. The Company will further develop and improve the Company's digital asset quantitative trading software based on the original experience of blockchain technology services, relying on the original technical data and new technical team, and the Company will use the self-developed digital asset quantitative trading software to trade its own cryptocurrencies so as to earn profits. However, considering the high fluctuations in the cryptocurrency market in the past two years, the Company will decide the amount of cryptocurrencies to hold and the investment amount for the quantitative trading business of cryptocurrencies at any time according to the trend of the cryptocurrency market. The Company will not be in the business of managing digital assets or conducting quantitative transactions on behalf of clients or third parties for the time being.

The year 2023 is very crucial for the Company. In the first half of 2023, the Company established a new US subsidiary Chaince Securities Inc. and launched the acquisition of an existing US brokerage firm. The Company's future business structure will be as follows:

In 2023, the Company's revenue will mainly come from its U.S. business entities, Mercurity Fintech Technology Holding Inc. and Chaince Securities Inc., which will mainly be from providing distributed storage and computing services and consulting business. While the Company's acquisition of a U.S. licensed brokerage firm is ongoing and may not be able to conduct certain business that requires a financial license for the time being, we have generated some revenue from our clients' IPO advisory business, relying on our team of professionals.

We plan to expand the reportable segment to two in the 2023 annual report. To reflect the Company's respective operating performance in Providing distributed storage and computing services and Investment banking and brokerage businesses.

2) The entity wide revenue and asset information for 2022 and 2021:

Revenue from different countries and regions:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2021
	US$	US$
(i) Hong Kong subsidiary: Ucon Capital (HK) Limited
Revenue from Bitcoin mining business	$783,089	$664,307

(ii) US subsidiary: Mercurity Fintech Technology Holding Inc.
Revenue from Consulting services	$80,000	-
		-
(iii) Cayman subsidiary: Mercurity Fintech Holding Inc.
Revenue from Technical services (The actual operation team is in mainland China)	-	$5,864
Revenue from Filecoin mining business (The business has been transferred to the US subsidiary operation from January 2023)	$348	-

Asset information of different countries and regions:

	As of	As of
	December 31, 2022	December 31, 2021
	US$	US$
(i) Hong Kong subsidiary: Ucon Capital (HK) Limited
Cryptocurrency: Bitcoins (These Bitcoins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$475,046	$500,431
Net assets	$(1,270,236)	$636,027

(ii) US subsidiary: Mercurity Fintech Technology Holding Inc.		-
Net assets	$6,683	-

(iii) Cayman subsidiary: Mercurity Fintech Holding Inc.
Cryptocurrency: Bitcoins (These Bitcoins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$1,477,551	$3,780,309
Cryptocurrency: USD Coins (These USD Coins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$1,992,211	$2,991,113
Cryptocurrency: Filecoins (These Filecoins have been transferred to the US subsidiary from January 2023)	$288,419	-
Net assets	$18,085,362	$11,321,204

Although the Company's revenue in 2022 and 2021 came from different entities, more than 90% of the revenue came from the sharing Bitcoin mining business carried out by the Hong Kong subsidiary, and the Company's management team and business team have not been reintegrated according to the new business structure in the future. Therefore, we continued to disclose the Company as only one reportable segment in the Form 20-F for the fiscal year ended December 31, 2022.

Recent Accounting Pronouncements, page F-35

13.	We note your disclosure on page F-35 that you will take advantage of the extended transition period in complying with new or revised financial accounting standards due to your qualification as an emerging growth company ("EGC"). Please provide the following information:

	a.	Tell us your current filer status to clarify your disclosures on page F-35 and on page 31 that you ceased to be an EGC on December 31, 2020.

	b.	Provide us any changes necessary to your recent accounting pronouncements disclosures if you no longer are eligible to use the extended transition period.

	c.	Please revise, if necessary, the cover page of your form F-1 filed May 30, 2023, which indicates that you are an EGC.

Response: The Company hereby confirms that it ceased to be an EGC on December 31, 2020. The Company will revise the cover page of our Form F-1 filed May 30, 2023 to ensure there is no ambiguity suggesting that we are still an EGC. We will also delete the paragraph “As a company with less than US$1 billion in gross revenue for the last fiscal year, we qualify as an “emerging growth company” (“EGC”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.” in our amended Form 20-F.

14.	Please provide us with a comprehensive accounting analysis addressing the impact of Staff Accounting Bulletin (“SAB”) No. 121 on your financial statements. Ensure your analysis addresses the applicability of the SAB to your business, your conclusion on treatment, how the impacted items are reflected in the financial statements and identify the specific line items including quantification of the amounts of the impact. In your response, clarify whether you hold, or engage other parties to hold on your behalf, any cryptocurrency assets for any customers, third parties, related parties or entities that are not included in the consolidated financial statements.

Response: The Company respectfully submits that it is not in the business of holding or engaging other parties to hold on our behalf any cryptocurrency assets for any customers, third parties, related parties or entities that are not included in the consolidated financial statements, and hence Staff Accounting Bulletin (" SAB ") No. 121 has no impact on the Company's financial statements.

Note 4. Concentration of Risk

Foreign currency exchange rate risk, page F-38

15.	Please tell us what you mean by the impact of foreign currency exchange is "not obvious" as indicated in the last sentence on page F-38.

Response: The Company respectfully submits that the phrase “not obvious” was erroneous, and the intended meaning was that since the Company dismantled and divested its China business entities controlled through the VIE Agreement in January 2022, and most of the Company's costs and expenses in 2022 were settled in US dollars, while the Company's major assets were denominated in US dollars, therefore, foreign currency exchange had little influence on the Company. The Company proposes to rectify this error by replacing such phrase with “insignificant” in future filings.

Note 9. Intangible Assets, Net, page F-40

16.	Please provide us the following to consistently quantify and describe your cryptocurrency stored in your out-of-control cold wallets:

	a.	Provide a reconciliation of the book value on December 31, 2022 of bitcoin and USD Coins stored in your out-of-control wallet of $4,433,817 (page 13/14) with the book value of digital assets wrongfully seized and impounded as of December 31, 2022 of $3,944,808 (pages F-5 and F-42).

	b.	Tell us why only $3,469,762 of $3,944,808 of book value of bitcoin and USD Coin at December 31, 2022 was verified as transferred to other unknown wallets. Include why these wallets are unknown, who has custody and control of them, and their nature, if known. Tell us how these cryptocurrencies could have been transferred to other wallets if they were stored in hardware cold wallets seized by the police.

	c.	Tell us why it is appropriate to record bitcoin and USD Coin that you apparently did not control on your balance sheet at December 31, 2022. To the extent that you can demonstrate that you controlled these assets at December 31, 2022, tell us why you have not impaired these assets or disclose them as being impaired upon seizure after the balance sheet date under ASC 855-10.

	d.	Confirm for us that the only cryptocurrencies on your December 31, 2022 balance sheet not seized relate to your Filecoin holdings. Tell us any known risks to these remaining digital assets, and who has custody and control of them.

Response: The Company submits as follows:

a. Error on Page 14 of Form 20-F

“The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817.” recorded on Page 14 was an error, which we plan to correct in the 20-F/A as follows:

The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $3,944,808.

b. Cryptocurrencies out of control

The loss of control of the Company's cryptocurrencies and the hardware cold wallet have been linked to Mr. Wei Zhu, the Company's former Acting CFO, CO-CEO, and CO-Chairman of the board. Mr. Wei Zhu was taken away from the Company's Shenzhen office by Sheyang Public Security Bureau to cooperate with the investigation of suspected criminal incidents not related to the Company, and the Sheyang Public Security Bureau improperly and forcibly seized the safe belonged to the Company, including the hardware cold wallet that stored the Company's cryptocurrencies, resulting in the loss of control of almost all of the Company's cryptocurrency.

At the same time, since Wei Zhu kept the payment keys of the hardware cold wallet, we suspected, without confirmation from any authority, that the Sheyang Public Security Bureau forced Wei Zhu to transfer most of the cryptocurrencies belonged to the Company to another cryptocurrency address controlled by the Sheyang Public Security Bureau.

The book value and deposit status of the Bitcoins and USD Coins out of control on December 31, 2022 as follows:

		Book value as of	The portion that was still stored in the hardware cold as of December 31, 2022		The portion that that are forwarded to unknown addresses as of December 31, 2022
Cryptocurrencies	Quantities	December 31, 2022	Quantities	Book value	Quantities	Book value
Bitcoins	125.8584797	$1,952,597	30.62004	$475,046	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,808	30.62004	$475,046	125.85847	$3,469,762

On behalf of the Company, PRC law firm Deheng Law Office (“Deheng”) went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu's case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu's case without any evidence and because Wei Zhu's case is still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets. According to legal advice from Deheng, the detentions carried out by the Sheyang Public Security Bureau were an improper act. Up to now, the Company and Deheng are still actively negotiating with the Sheyang police to regain control of these assets.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. If Wei Zhu 's case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company's ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies in it, because the evidence that these cryptocurrencies belong to the Company is very clear, we are confident to recover these cryptocurrencies through legal procedures. However, it is not certain when Wei Zhu's case will enter the judicial process, until then, these cryptocurrencies will still be detained by Sheyang Public Security Bureau, and the Company will still temporarily lose control of these cryptocurrencies. Considering the special situation of China's public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

c. Consideration as to whether the temporarily out-of-control assets should be recognized for impairment

From a legal perspective, the Company should be able to recover the Company's control over these cryptocurrencies through judicial procedures, so we have not confirmed the relevant losses of these seized cryptocurrencies. However, if the case is not handled by Sheyang Public Security Bureau or subsequent judicial proceedings in the manner we expect, the Company may also incur related losses, but we are unable to quantify the losses that may result from such risks. In our 2022 financial statements, we did not take into account and provide for losses related to the loss of control of these cryptocurrencies attributable to the Company, which we have fully stated at various points in our Form 20-F.

To sum up, although the Company temporarily lost control of these Bitcoins and USD Coins, from a legal point of view, these assets will still be deemed to belong to the Company, we fully disclose the status of these assets in the form 20-F, if there is any indication that the Company may incur related losses in the future, we will further confirm this in our future financial statements.

d. Management of Filecoins

Filecoins held by the Company are currently stored in the Filecoin node account to meet the pledge conditions of the Filecoin mining business, and the Company has not transferred the excess Filecoins to the Company's wallet opened on the Coinbase platform or hardware cold wallet. The node accounts established by the Company on Filecoin blockchain network are currently managed by the CEO and the COO of the Company. The CEO and COO of the Company are responsible for the payment keys and login passwords of the node accounts respectively, and the Company's CFO and asset management personnel assume the responsibility of supervision. Anyone in the Company can use the Company’s account name on the Filecoin blockchain browser website to directly check the Company's Filecoin assets and revenues.

The Company's digital asset wallet account opened on the Coinbase platform is controlled by the Company's CEO and CFO, respectively, using the mobile number that generates the payment verification code and account login password. When the Company uses the cryptocurrencies in the Coinbase wallet to pay, it must first conduct financial approval, and then the CEO and CFO complete the payment of the cryptocurrency at the same time. According to the Company's payment management system, payments exceeding a certain amount need to be finally approved by the CEO, the Audit Committee, and the Board of directors respectively.

In addition to the cryptocurrency hardware cold wallet improperly seized by the Sheyang Public Security Bureau, the Company is not currently using any other new hardware cold wallet. If the Company needs to use a new hardware cold wallet in the future, the Company will also choose a multi-key hardware cold wallet to achieve multi-person management to ensure the security of the Company's assets，and the hardware cold wallet and multi-key holders of our company will be located in a policy friendly and judicial environment, such as our office in the United States rather than in China.

17.	Tell us your consideration for accounting for USD Coin as a financial instrument as defined in ASC 825-10-20.

Response: The Company accounts for all cryptocurrencies it holds as intangible assets with an infinite life.

The Company obtained USD Coins through a private placement of shares in 2021. The Company initially held USD Coins for investment as an asset to be held for a long time, and as a conversion tool to invest in other cryptocurrencies. We note that USD Coin may meet the definition of financial instruments in ASC 825-10-20, but the Company at that time regarded USD Coin as an investment attribute like Bitcoin, and both were accounted for as intangible assets. As USD Coin was generally accepted by the industry and exists as a stablecoin recognized by U.S. regulators, the Company had plans to reclassify USD Coin as a financial instrument for accounting through fair value. However, the Wei Zhu incident in February 2022 caused all the USD Coins held by the Company to become assets out of control, and the Company has not been able to use these assets until now, so the Company still accounted for them as an intangible asset in the financial statements in 2022, and disclosed their out-of-control status.

If the Company is able to regain control of these out-of-control USD Coins in 2023, the Company will reconsider the nature of these assets and account for them as a financial instrument.

18.	We note your breakout of intangible assets by type on page F-40 and your intangible asset movements on page F-41 for 2022 and 2021. Please provide us proposed revised disclosure to be included in future filings that addresses the following:

	a.	Revise the table on page F-40 to show the then-current basis for each cryptocurrency at the relevant date, not the "original book value." In this regard, we note that ASC 350-30-35-19 requires that the adjusted carrying amount after an impairment loss is recognized becomes the new accounting basis.

	b.	Revise the roll-forwards of your cryptocurrencies and related notes on page F-41 to ensure that, for all years presented, all purchases, sales, impairments and other items are fully disclosed and explained from January 1 to December 31. Please also ensure the fair value of each cryptocurrency and its source is disclosed at December 31, for all the periods presented.

Response: Please find below the Company’s proposed revised disclosure to be included in future filings:

Note of Intangible assets, net (revised)

INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Bitcion (i)	1,952,597	4,280,740
USD Coin (ii)	1,992,211	2,991,113
Filecoin (iii)	288,419	—
Others (iv)	—	5,864
Total intangible assets, Net	$4,233,228	$7,277,717

(i)	As of December 31, 2022, the book value of 125.8584797 Bitcoins belonging to the company is $1,952,597, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 30.62004567 Bitcoins came from the Bitcoins shared mining business from October 2021 to April 2022.

As of December 31, 2021, the book value of 106.99356751 Bitcoins belonging to the company is $4,280,740, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 11.75513345 Bitcoins came from the Bitcoins shared mining business in 2021.

(ii)	As of December 31, 2022, the Company held 2005537.50 USD coins with the book value of $1,992,211.

As of December 31, 2022, the Company held 3005537.5 USD coins with the book value of $2,991,113.

(iii)	As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $288,419, of which 104646.5806 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business.

(iv)	As of December 31, 2021, the Company held over 5000 Tether USDs with the book value of $5,864, which came from the technical services business.

The movement of intangible assets for the year ended December 31, 2021 and 2022 is as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Balance as of January 1, 2021 and 2022	7,277,717	383,289
Addition: received Cryptocurrencies payments (i)	315,028	10,000,363
Purchase	—	—
Mining out (ii)	783,438	664,307
Deduction: Payment made by Cryptocurrencies (iii)	—	(2,141,375)
Deduction: disposal of Cryptocurrencies (iv)	(998,902)	(336,299)
Impairment (v)	(3,144,053)	(1,292,568)
Balance as of December 31, 2021 and 2022	4,233,228	7,277,717

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as a part of the asset purchase agreement closed on December 15, 2022. The company received these Filecoins on December 20, 2022, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

The Company received 105.2385 bitcoins through a private placement of shares in September 2021, with a book value of $5 million determined at the agreed price. The Company obtained 5 million USD Coins through private placement in October 2021. Since the agreement did not clearly specify the specific consideration, we calculated the book value of $ 4,994,500 according to the closing price of the “Feixiaohao” platform on the day of receipt of these USD Coins. The Company received consideration for providing technical services to customers in the first half of 2021 for more than 5,000 Tether USDs and recognized a book value of $5,864 based on the closing price on the date of receipt.

(ii)	During the year ended 2022, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $783,090, and mined out 115.49 Filecoins from the Filecoin physical mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $348.

During the year ended 2021, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $664,307.

(iii)	During the year ended 2021, the Company used USD Coins with a book value of $2,141,375 to pay Bitcoin mining cloud computing power and professional services expenses.

(iv)	During the year ended 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company's bank account.

During the year ended 2021, the Company sold 6.86166 Bitcoins and over 10000 Tether USDs with a book value of $336,299 and get $440,404 into the Company's bank account.

(v)	We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins and $5,864 impairment loss of other cryptocurrencies. We wrote off the book value of $5,864 Tether USDs and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 Tether USDs was stored had gone out of business, we had been no longer able to withdraw the Tether USDs as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins. We wrote off the book value of the $1,208,339 FFcoins and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.

The impairment loss of intangible assets for the year ended December 31, 2021 and 2022 is detailed as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Bitcoin	3,111,232	908,453
USD Coin	-	11,120
Filecoin	26,957	-
Tether USDs (“USDT”)	5,864	-
FF Coins	-	372,995
Total impairment loss of intangible assets	3,144,053	1,292,568

The book value of the totally 125.8584797 Bitcoins after the impairment on December 31, 2022 was $1,952,597, estimated with the lowest price in 2022 of $15,514.23 per Bitcoin. While as of March 31, 2023, the average daily closing price of Bitcoin in the past 3 months was $22,712.12 per Bitcoin, and the value of our Bitcoins calculated using the price of $22,712.12 per Bitcoin will be $2,858,513, so our consolidated financial statements for the year ended December 31, 2022 may understate the value of our Bitcoins.

Cryptocurrencies out of control:

In late February 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company's office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly took away the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the digital asset hardware cold wallet and all cryptocurrencies stored in it.

The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,808, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to other unknown wallet.

The book value and deposit status of the Bitcoins and USD Coins out of control on December 31, 2022 as follows:

		Book value as of	The portion that was still stored in the hardware cold as of December 31, 2022		The portion that that are forwarded to unknown addresses as of December 31, 2022
Cryptocurrencies	Quantities	December 31, 2022	Quantities	Book value	Quantities	Book value
Bitcoins	125.8584797	$1,952,597	30.62004	$475,046	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,808	30.62004	$475,046	125.85847	$3,469,762

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng had not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu's case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu's case without any evidence and because Wei Zhu's case is still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belongings of the Company, and the seizure of the Company's cryptocurrencies by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the seizure of the Company's cryptocurrencies, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. If Wei Zhu 's case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company's ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies in it, because the evidence that these cryptocurrencies belong to the Company is very clear, we are confident to recover these cryptocurrencies through legal procedures. However, it is not certain when Wei Zhu's case will enter the judicial process, until then, these cryptocurrencies will still be detained by Sheyang Public Security Bureau, and the Company will still temporarily lose control of these cryptocurrencies. Considering the special situation of China's public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

From a legal perspective, the Company should be able to recover the Company's control over these cryptocurrencies through judicial procedures, so we have not confirmed the relevant losses of these seized cryptocurrencies. However, we cannot guarantee that China's public security and judicial systems will maintain their due credibility, and if the case is not handled correctly by Sheyang Public Security Bureau or subsequent judicial proceedings, the Company may also incur related losses, but we are unable to quantify the losses that may result from such risks.

19.	Please tell us the identification and amount of trading of each digital asset that is traded on your investment platform, for all periods presented. In this regard we note, at a minimum, the NBpay Investment Limited asset transaction platform development business, the Chinese operations of which were disposed in January 2022.

Response: The Company submits that it has never operated a digital asset trading platform and has never provided related services to external clients and third parties.

The Company had developed software related to asset digitization through its subsidiary NBpay Investment Limited and its subsidiaries, and on this basis provided secondary software development services to customers. At the end of 2021, due to drastic changes in the industry and adverse regulatory measures by the Chinese government, the Company decided to suspend all business related to digital assets provided by the Company's China technology team and divest the relevant Mainland China operating entities in January 2022.

20.	Please clarify for us the principal market or exchange you use to measure fair value of the various types of cryptocurrencies that you hold or trade in.

Response: As of December 31, 2022, the Company did not hold any cryptocurrency in a major trading platform account, and therefore the Company did not take the price of any single major trading platform as the basis for measuring the fair value of the cryptocurrency.

The Company used data from the “Feixiaohao” platform, a cryptocurrency information platform that aggregated data from major global digital asset exchanges, and conducted daily impairment tests according to the new impairment test method at the lowest price of the day for the corresponding cryptocurrency displayed on the “Feixiaohao” platform.

21.	Please tell us the business purpose for holding digital assets. Specifically provide whether they are held for sale in the ordinary course of business.

Response:

According to the Company's new business structure, the Company's businesses related to digital assets include distributed storage and computing services and quantitative trading of digital assets.

The Company obtains cryptocurrency through cryptocurrency mining business and sale of its shares, and uses self-developed quantitative trading software to trade part of the cryptocurrency held for quantitative trading investment in order to pursue the corresponding investment income.

The Company had completed the development of a primary version of digital asset quantitative trading software in the first half of 2022, and plans to further upgrade and develop this software in the second half of 2023 to achieve the expected functionality and effects to carry out digital asset quantitative trading business.

Due to the downturn in the cryptocurrency market since 2022 and the Company temporary loss of most of its cryptocurrencies due to Wei Zhu's case, the Company has not yet invested additional personnel and funds to carry out the digital asset quantitative trading business. Nevertheless, the Company will continue holding and trading cryptocurrencies to make profits through its quantitative trading strategy, which should become one of its main businesses in the future. The Company will decide the amount of cryptocurrencies to hold and the investment amount for the quantitative trading business of cryptocurrencies at any time according to the trend of the cryptocurrency market.

22.	We note on page F-20 that in 2022 you ".completed a novel software for the quantitative trading of digital assets through independent research and development. The software will first be implemented internally to enhance the quantitative cryptocurrency investment business before it will be made available to the public." Please provide us with your policies for determining whether to capitalize the costs related to development of software. Specifically tell us the costs of developing this novel software and your determination of whether to expense or capitalize the costs incurred in 2022. Reference for us the authoritative literature you rely upon to support your accounting.

Response: Since November 2021, the Company had independently developed a digital asset quantitative trading software to help quantitative trading operators carry out spot market management, market information capture, automated trading, and provide portfolio strategies. The Company completed version V1.0 of the quantitative trading software in May 2022.

We had not capitalized all of the expenses incurred in our own development of the aforementioned quantitative trading software for digital assets because we were not certain that this development will provide us with an estimable benefit. We spent a total of $137,195 developing this initial version.

The Company will further develop the initial version of the quantitative trading software in the second half of 2023 in order to achieve the expected functionality and effects.

Note 11. Income Taxes, page F-43

23.

We note the $251,005 deferred tax asset and related deferred tax benefit recorded in 2022 as disclosed on page F-44. Please address the following, and reference for us, where appropriate, the authoritative literature you rely upon to support your accounting:

•         Tell us why you do not have a full valuation allowance at December 31, 2022 given your historical losses in each period presented in the filing and an accumulated deficit at that date of $667.3 million. Tell us the positive evidence you have to overcome the negative evidence of significant historical losses, as well as your consideration of the guidance in ASC 740-10-30-23.

•         Tell us why it appears from the last table on page F-44 that your valuation allowance at December 31, 2022 is added to your net operating loss carry forwards deferred tax asset instead of being subtracted from it to derive the net deferred tax assets reported on your balance sheet.

Response: The Company hereby respectfully submits as follows:

1）The basis for the company to recognize deferred tax assets

We had given due consideration to different business entities in accordance with local tax laws and expectations for future business.

The Company considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward years, the Company's experience with tax attributes expiring unused and tax planning alternatives. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward years provided for in the tax law.

The Company will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of technical services business and digital consultation services business in the Asia-Pacific region. Ucon Capital (HK) Limited, the Hong Kong subsidiary of the Company, will be one of the important business subjects and generate profits in the future, and Hong Kong tax law does not stipulate the period for carrying forward uncovered losses, so the Company's financial statements recognized deferred income tax assets for the uncovered losses from Ucon Capital (HK) Limited in the year ended December 31, 2022.

In the first half of 2023, the company further sorted out and adjusted the overall business structure, and our Hong Kong subsidiary will be the operation management center of the company's digital payment business in the Asia-Pacific region in the future. We have reason to believe that the Hong Kong subsidiary can generate enough profits in the future to make up for the previous loss.

We did not recognize deferred tax assets in the calculation of operating losses for other business entities because we were uncertain whether other business entities with accumulated losses will be able to generate sufficient profits to cover their losses in the future, or whether they will be able to generate sufficient profits to cover their losses within the future time frame required by local tax laws.

2）Explanation of deferred tax assets

The last table on page F-44 of Form 20-F as below:

The significant components of the Company’s deferred tax assets were as follows:

December 31,
2022
US$
Deferred tax assets
Net operating loss carry forwards	90,567
Valuation allowance	160,438
Total deferred tax assets	251,005

In accordance with the Hong Kong Enterprise Income Tax Law, the Company's Hong Kong subsidiary, Ucon Capital (HK) Limited, had a cumulative compensable loss of $548,891.29 for 2022, and the deferred tax assets of $90,277 was recognized at the Hong Kong general corporate income tax rate of 16.5%.

In addition, the cumulative amount of the impairment reserve for the cryptocurrencies held by the Hong Kong subsidiary was $972,349.87 as of December 31, 2022. According to the Hong Kong Enterprise Income Tax Law, the asset impairment reserve was not a deductible cost expense, but the taxable income can be offset according to the actual loss when the corresponding cryptocurrencies is disposed of in the future, thereby reducing the future taxable income tax. Therefore, the impact of the asset impairment provision should be accounted for as a deferred asset. The deferred tax assets of $160,438 was recognized at the Hong Kong general corporate income tax rate of 16.5%.

Note 13. Shareholders' Equity, page F-47

24.	On page F-48 you disclose the issuance of 2.7 billion pre-split ordinary shares on December 15, 2022 for the acquisition of mining-related equipment worth $5.98 million in an agreement with Huangtong International Co. Ltd. On page F-40 and elsewhere you disclose that you also received 104646.5806 Filecoins in that transaction recorded at $315,376. From your equity statement on page F-10 you recorded the share issuance at approximately $6.3 million. Based on the closing price of your stock on December 15, 2022, and considering your reverse stock split effected February 28, 2023, it appears that the fair value of the stock issued was only about $4.2 million. Please tell us why you recorded the acquisition of equipment and Filecoins at $6.3 million instead of $4.2 million and reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us your consideration of the guidance in ASC 805-50-25-1 and 30-1 through 30-3.

Response:

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5.98 million, payable in the Company’s 2,718,181,818 ordinary shares, at the stipulated price per share of $0.0022, equal to the average closing price per American Depositary Receipt ("ADR"), each representing 360 Ordinary Shares, during a period of thirty (30) consecutive Trading Days immediately before the Effective Date (included), divided by three hundred sixty (360), with the closing price of the ADR reported by Bloomberg L.P.

According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5.98 million. The Company recognized the carrying value of these assets based on their appraised prices.

In addition, pursuant to the Supplemental Contract Agreement dated January 22, 2023 between the Company and Huangtong International Co., Ltd., the Company and The Huangtong International Co., Ltd. acknowledged and agreed that the scattered Filecoins deposited in the machines purchased under the original agreement shall be the sole and exclusive property of the Company. We calculated the value of the scattered Filecoins deposited in the machines purchased as $315,028 based on the closing price of the day we received them.

The total value of the Web3 decentralized storage infrastructure and Filecoins acquired was $6,297,928.

Huangtong International Co., Ltd. acquired 2,718,181,818 ordinary shares of the Company prior to the share consolidation on February 28, 2023, the effective consideration of these shares being 6,297,928/2,718,181,818=$0.00232 per ordinary share. The consideration after the conversion of shares is 6,297,928/(2,718,181,818/400)=$0.93 per share. The closing price of the Company's stock on February 28, 2023 was $0.99 per share, and the fair value of the stock issued was (2,718,181,818/400)*0.99=$6,727,500, not $4.2 million.

Note 16. Commitments and Contingencies, page F-52

25.	In your legal proceedings disclosure on page 84 you state that "From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business" and "Excepts (sic) as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations." In addition, we note your risk factor disclosure on pages 6 and 13/14: "If we do not recover our cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817." As such, please tell us how you considered the disclosures for loss contingencies required by ASC 450-20-50. This should include a quantified discussion of your current litigation referred to as "Legal Proceeding of Intangible Assets Stored in the Out-of -control Cold Wallets" and "Recovery Proceeding" on pages F-3, F-42 and F-55, and your assessment of the probability including quantifications of estimated range of loss for each significant claim. Refer to ASC 450-20-50-5 through 9.

Response:

According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, the seizure of the Company's cryptocurrencies by Sheyang Public Security Bureau was improper. Additionally, our counsel is of the view that if Sheyang Public Security Bureau does not release the seizure of the Company's cryptocurrencies, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, and attempt to regain our cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. If Wei Zhu 's case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company's ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies therein, because the evidence that these cryptocurrencies belong to the Company is very clear, and the Company is of the view that there is sufficient legal basis to recover these cryptocurrencies through legal procedures. However, as it is not certain when Wei Zhu's case will enter the judicial process, and until then, these cryptocurrencies will still be retained by Sheyang Public Security Bureau, and the Company will remain unable to control these cryptocurrencies. Taking into account various factors, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

From a legal perspective, since the Company should be able to recover the Company's control over these cryptocurrencies through judicial procedures, we have not recognized the losses of these seized cryptocurrencies. However, if the case is not handled by Sheyang Public Security Bureau or subsequent judicial proceedings in the manner anticipated, the Company may incur related losses, but we are unable to quantify the losses that may result from such risks. In view of this, the Company did not recognize related contingent losses, but instead disclosed the fact of these out-of-control cryptocurrencies in our Form 20-F for the year ended December 31, 2022.

General

26.	We note that you did not check the box on the cover of your December 31, 2022 Form 20- F to indicate that, as your securities are registered pursuant to Section 12(b) of the Act, your financial statements included in the filing reflect the correction of an error to previously issued financial statements. We also note the page F-2 disclosure that the restated financial statements for the three years ended December 31, 2022 are due to correction of misstatements in your 2021 and 2020 financial statements. Please tell us how you reconcile these disclosures to clarify.

Response: The Company will check the box on the cover of our amended Form 20-F to be filed, to indicate that the filing reflects the correction of an error to previously issued financial statements.In the second half of 2022, the Company decided to appoint an international auditor to undertake the subsequent audit work, and signed the engagement letter with Onestop Assurance PAC (“Onestop”), our new auditor headquartered in Singapore, in January 2023.

Due to the volatility of the cryptocurrency market in 2022, the Company experienced a large impairment loss on its holdings of Bitcoins. During the execution of the audit procedure, Onestop reviewed the Company's impairment test method for cryptocurrency, and suggested that the Company should adopt a more conservative accounting measurement basis. In the end, the Company referred to the practice of other companies in the industry, and decided to take the minimum market price during the holding period as the fair price for cryptocurrency impairment test, which resulted in the recognition of a large amount of impairment loss for our Bitcoin holdings. The Company also restated its 2021 financial statements in accordance with the new intangible asset impairment test method and fully communicated with the former auditor Shanghai Perfect C.P.A Partnership ("Perfect"). Perfect re-performed the audit procedures for the relevant restatement adjustments and agreed and endorsed the Company's relevant restatement adjustments.

The Company also classified gains or losses arising from cryptocurrency trading as class operating profit or loss in conjunction with the new business structure, and classified related cash flows as operating activities, while the Company restated its 2021 financial statements. Perfect also re-performed the audit procedures for the relevant restatement adjustments and agreed and endorsed the Company's relevant restatement adjustments.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Sichenzia Ross Ference LLP
Name:	Sichenzia Ross Ference LLP
On behalf of Mercurity Fintech Holding Inc.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

----------

Annex 8.1

SALES AND PURCHASE AGREEMENT

(Cloud Computing Power) BETWEEN

CARPENTER CREEK, LLC

(“Seller”/ “Bitdeer”)

AND

UCON CAPITAL (HK) LIMITED

(“Buyer”)

I.	Representations and Warranties	3
II.	Risk Factors	4
III.	Use of Digital Currencies	5
IV.	. Product Price	5
V.	Mining Pool and Distribution of the Mining Proceeds	6
VI.	. Order Payment	6
VII.	estrictions and Obligations	7
VIII.	Liability for Breach of Agreement	8
IX.	Limitation of Liability	8
X.	Miscellaneous	9
Appendix I Cloud Hashrate Purchase Order		12
Appendix II		15

This Cloud Computing Power Purchase and Sales Agreement (the “Agreement”) dated October 22, 2021, is an agreement between CARPENTER CREEK, LLC. with a registered address at 992 Davidson Dr. Nashville, Tennessee 37205, United States of America (“Bitdeer” or “we” or “Seller”) and UCON CAPITAL (HK) LIMITED with a residential address at Unit 417 4/F, LIPPO Centre Tower Two, NO.89 Queensway Admiralty, Hong Kong (the “Buyer” or “you” or “User”) regarding the Buyer’s purchase of the Cloud Computing Power Product (the “Product”) from Bitdeer.

The Seller and the Buyer shall hereinafter collectively be referred to as the “Parties”, and individually as a “Party”.

I.Representations and Warranties

1.1You hereby represent and warrant to Bitdeer as follows, as of the date first above written:

(1)if you are a natural person: you are at least 18 years old of age and have full civil capacity;

(2)if you are an entity: you are duly organized and validly existing under the laws of the jurisdiction of your organization or incorporation and, if relevant under such laws, in good standing;

(3)your purchase of the Products provided by Bitdeer complies with the applicable laws and regulations in your country/region, and your purchase of the Products provided by Bitdeer does not violate your obligations to any third party;

(4)you are not: 1) residents in the following countries or regions: the United States, Mainland China, Crimea, Cuba, Iran, North Korea and Syria; or 2) any entities or individuals that are restricted under applicable trade sanctions and export compliance laws (each, a “Restricted Person”). In the event that you are a Restricted Person and you use the services provided by Bitdeer, all legal risks and liabilities caused by or arising from such usage shall be entirely borne by you, and Bitdeer shall have the right to refuse to provide services to you, and you shall not be entitled to ask Bitdeer to provide any refund; and

(5)you have the requisite power to purchase the Products provided by Bitdeer and perform your corresponding obligations, and the Agreement and the Purchase Order(s) attached hereto are valid and binding on you.

1.2Bitdeer hereby represents and warrants to you as follows, as of the date first above written:

(1)Bitdeer is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation, and, if relevant under such laws, in good standing;

(2)the execution, delivery and performance of this Agreement complies with the articles and bylaws of Bitdeer and applicable laws and regulations in Bitdeer’s country/region, and does not violate Bitdeer’s obligations to any third party; and

(3)any information (including but not limited to: any information regarding the Products, Sharpening Technology Limited (“Sharpening”) and Mining Facility (as defined below)) disclosed by Bitdeer to you are true, correct, complete and not misleading.

1.3Regarding Sharpening, which is the designated by Bitdeer to receive the payment hereunder, Bitdeer represents and warrants to you that:

(1)Both of Bitdeer and Sharpening are wholly owned by Bitdeer Technologies Holding Company;

(2)Sharpening is a company organized and existing under the laws of British Virgin Islands, and is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation, and, if relevant under such laws, in good standing; and

(3)Receiving the payment under this Agreement designated by Bitdeer complies with articles and bylaws of Sharpening and the applicable laws and regulations in Sharpening’s country/region, and does not violate Sharpening’s obligations to any third party.

1.4Regarding the mining facility, where the mining machines corresponding to the Product(s) stored and operates (the “Mining Facility”), Bitdeer represents and warrants to you that:

(1)the Mining Facility is located in the city of Tennessee, United States of America, where the climate and environment are suitable for the normal operation of mining machines;

(2)the power supply of the Mining Facility is reliable and safe, and the power structure is well- designed and of good quality; and

(3)all the Mining Facility are container-type factory buildings, with reasonable layout of factory buildings and shelves, and standardized loads;

(4)the Mining Facility are wholly owned by Bitdeer and their operation complies with the applicable laws and regulations.

II.Risk Factors

2.1 You understand and acknowledge that there are risks associated with holding, trading, investing in digital currencies and use of digital currency related services. The risks listed in this Section 2.1 are not exhaustive. These risks, and additional risks that may occur now or in the future, may prevent you from obtaining any gains, may cause you to suffer financial losses, and may even terminate the services/Products we provide:

(1)Use of any digital currencies or related product and service carries potential financial, regulatory and other risks. Before using any digital currency or related products and services, you should confirm that you have sufficient knowledge and experience in the features and risks of blockchain technology, digital currency, and smart contracts. Your decision to participate in any digital currency activity and/or use of related services should be based on independent study and/or consultation with professionals as you deem necessary. Bitdeer assumes that when you use the Products provided by Bitdeer, you are a professional who understands the digital currency industry and understands the risks of digital currency related products and service. This Agreement and any Products provided by Bitdeer should not be deemed as Bitdeer’s providing you with investment advice;

(2)The value of any Products provided by Bitdeer can bring to you and the value of any digital currency may be affected by many factors not controlled by Bitdeer, including but not limited to: mining difficulty and/or other changes in mining parameters/attributes, market price fluctuations in digital currencies, hardware (i.e. mining machines) obsolescence and hardware amortization, etc.;

(3)Due to the nature of the digital currency, the value of any digital currency may lose some or all of its value at any time. You are aware of the fact that the value of any digital currency can decrease rapidly (and even decrease to zero). Bitdeer is not responsible for any and all losses caused by the market price fluctuations of any digital currency;

(4)Bitdeer will maintain or upgrade the system periodically. You hereby confirm that you do not expect that your use of the Products provided by Bitdeer is 100% continuous, without any interruption. Bitdeer guarantees that we will completely fulfill contractual obligations, except in the case of Force Majeure Events (defined in Section 9.2). Notwithstanding the foregoing, in the event of such an occurrence, each party agrees to make a good faith effort to perform its obligations hereunder.

(5)Bitdeer is not responsible for information obtained through non-official channels of Bitdeer. If you have any question related to the truthfulness of information sent in the name of Bitdeer, please contact us immediately.

III.Use of Digital Currencies

3.1You may not mine, purchase, sell, exchange, hold and/or use any type of digital currency in any manner that is prohibited by the laws and regulations applicable to you.

3.2Before purchasing any Product, you shall evaluate if the Product is suitable for your financial capabilities and risk preferences. By purchasing any Product provided by Bitdeer, you acknowledge that you understand and accept all the risks associated with mining, purchasing, selling, exchanging, holding and/or using digital currencies, including but not limited to:

(1)Large price fluctuations: prices of any digital currency, including Bitcoin, may fall sharply, or even fall to zero;

(2)Digital currency transactions may take a while to be confirmed. Although very unlikely, it does exist the situation when some digital currency transactions may never be confirmed and unconfirmed digital currency transactions means such transactions are not completed;

(3)Digital currency transactions are irreversible: if you send any amount of digital currencies to any wrong person or digital currency wallet address, you may not be able to cancel the transaction or recover these funds;

(4)If you lose or forget any PIN or password required to access and use the digital currencies, the digital currency may be lost or unavailable to you;

(5)Blockchain (or digital currency) technology may have unknown inherent technical defects; and

(6)Each country may introduce and promulgate new laws, regulations, and policies that affect the use of digital currencies.

IV.Product Price

4.1The price for the Products (the “Product Price”) consist of: Computing Power Fee and Electricity Fee.

4.2Computing Power Fee: the Computing Power Fee charged by Bitdeer is calculated based on a comprehensive consideration of multiple factors such as the current market price of certain digital currency, the futures market forecast, and the computing power capability attenuation.

4.3Electricity Fee: the Electricity Fee charged by Bitdeer will be used to cover: the electricity cost, mining operation cost, heat dissipation cost, and etc.

4.4You understand and agree that the Product Price charged by Bitdeer for a specific Product is specified on the Purchase Order attached as Appendix I hereto.

V.Mining Pool and Distribution of the Mining Proceeds

5.1Through the Product(s) provided by Bitdeer, a user can connect the computing power purchased from Bitdeer to BTC mining pool (www.pool.btc.com).

5.2When you connect the computing power purchased from Bitdeer to a specific mining pool, the mining pool may charge you a certain amount of service fee. The rate of the service fee is set forth in Appendix I.

5.3For more details regarding the mining pool and the distribution of the mining proceeds, please refer to Appendix I and Appendix II.

5.4You shall be solely responsible for making sure that the digital currency wallet address designated by you to receive the mining proceeds is suitable for receiving the specific type of digital currency mined/generated. Both Bitdeer and the mining pool that you connect your computing power to shall not be responsible for any loss that caused by the fact that the digital currency wallet address designated by you is subject to restrictions such as fund receiving maximum limit.

5.5You understand and agree that Bitdeer and the mining pool to which you connect the computing power you purchased from Bitdeer will not make any promises about your future earnings. Any future earnings or yield (or rate of return) data mentioned on the materials provided by Bitdeer or the mining pool are estimates and assumptions. Your actual income will be affected by many factors such as the market price of the digital currency, the difficulty of the entire network's computing power, the lucky value of the mining pool, the amount of service fee charged by the mining pool, and etc.

VI.Order Payment

6.1The details of the payment terms for a specific order is prescribed in the Appendix I as attached.

6.2You are solely responsible for the accuracy of the payment, including but not limited to: the destination account (/digital currency wallet address), transfer amount, and other payment details. Any and all losses caused by or arising from an incorrect payment due to your fault or error (such as transferring digital currency to the wrong wallet address) should be solely borne by you, and Bitdeer shall have the right to refuse to provide the Product(s) to you until you make the correct payment.

6.3The payment amount transferred by you to Bitdeer may be delayed due to digital currency confirmation delays, third party delays and other factors. You hereby agree that except for any payment delay caused by Sharpening (an affiliated entity that Bitdeer designates to receive the payment hereunder) and/or Bitdeer, Bitdeer shall have the right to refuse to activate the corresponding Product(s) until it confirms that the full payment amount has been successfully received.

6.4To the extent permitted by laws and regulations, you hereby acknowledge and agree that, unless otherwise expressly agreed in writing, all Product(s) are final sales and not refundable. If Bitdeer decides to provide a refund for certain users or certain product(s), such decision shall not be deemed as that Bitdeer is obligated to agree to the same or similar refund in the future. For avoidance of doubt, this refund policy does not affect any statutory rights that may apply.

6.5Subject to the other provisions of this Agreement, if Bitdeer provides a refund in accordance with this Agreement or applicable laws and regulations, any additional costs (such as third-party fees) arising from the refund shall be solely borne by you.

6.6If a Product has been used up, you shall not request a refund for such Product under any circumstances.

VII.Restrictions and Obligations

7.1You shall not use the Product(s) provided by Bitdeer to engage in any activities that violate applicable laws and regulations. You shall not use the Product(s) provided by Bitdeer to:

(1)support, incite or participate in any terrorist activities;

(2)participate in any money laundering activities;

(3)fabricate or distort facts, spread rumors, and disrupt social order;

(4)promote or produce obscene, violent and/or terrorist content; or

(5)participate in any other activities that violate applicable laws and regulations.

7.2You agree to comply with all applicable laws and regulations, this Agreement and all rules and policies announced by Bitdeer from time to time regarding the use of Product(s) on its official website.

7.3You agree that you shall fully assume the relevant tax obligations arising from the use of the Product(s) provided by Bitdeer.

(1)All Fees are exclusive of applicable federal, provincial, state, local or other governmental sales, goods and services, harmonized or other taxes, fees or charges now in force or enacted in the future (“Taxes”).

(2)You are responsible for all applicable Taxes that arise from or as a result of your purchase of Bitdeer’s products and services. If you are not charged Taxes by Bitdeer, you are responsible for determining if Taxes are payable, and if so, self-remitting Taxes to the appropriate tax authorities in your jurisdiction.

(3)For the avoidance of doubt, all sums payable by you to Bitdeer under this Agreement shall be paid free and clear of any deductions or withholdings whatsoever. Other than Taxes charged by Bitdeer to you and remitted to the appropriate tax authorities on your behalf, any deductions or withholdings that are required by law shall be borne by you and paid separately to the relevant taxation authority. Bitdeer shall be entitled to charge the full amount of Fees stipulated under this Agreement as if there is no such deduction or withholding.

7.4You agree and represent that you are using the Product(s) provided by Bitdeer only for your own benefit and that you are not using the Product(s) provided by Bitdeer on behalf of others or for the benefit of any third parties.

7.5You shall neither engage in any activities in the name of Bitdeer nor use the information/data on its website without prior written authorization from Bitdeer.

7.6You hereby represent and warrant that your use of the Product(s) provided by Bitdeer will not negatively affect Bitdeer's reputation or cause Bitdeer to assume legal responsibility or other penalties, fines and sanctions.

7.7If Bitdeer has sufficient evidence to show that you violate any provisions of this Section 7, Bitdeer shall have the right to immediately suspend or terminate the Product(s) provided to you, and Bitdeer shall have the right to take all necessary legal means within the scope permitted by the applicable laws and regulations.

VIII.Liability for Breach of Agreement

8.1 For any violation of this Agreement by you (including but not limited to: your use of the Product(s) provided by Bitdeer is illegal in the country/region where you are located, etc.), Bitdeer shall have the right to immediately suspend or terminate the Product(s) provided to you and take all necessary legal means within the scope permitted by applicable laws and regulations.

IX.Limitation of Liability

9.1The Product(s) provided by Bitdeer corresponds to real computing power. You hereby understand and acknowledge that the fluctuations of real computing power are inevitable, and Bitdeer does not guarantee the computing power corresponding to the Product(s) is 100% stable. Bitdeer shall ensure Mining Facility in good situation and the fluctuation of the average computing power of seven (7) days (only the time period when the computing power is non-zero) is within 5%. Bitdeer will not compensate for most circumstances where there are fluctuations of performance of the computing power (including but not limited to: fluctuations caused by factors such as digital currency price fluctuations, changes in the inherent features of digital currency, the difficulty of computing power of the entire network, the lucky value of the mining pool and the service fee rate charged by the mining pool) except for the following circumstance(s): subject to Clause 9.2 of this Agreement, when the computing power corresponding to the Product(s) drops to zero due to reasons not attributable or in relation to You, Bitdeer will compensate the affected Product(s) in 1:1 ratio, i.e. if the computing power is zero for one hour due to power outage, the duration of the Product(s) will be extended for one hour.

9.2Bitdeer shall not be liable for service suspension or termination occurring by reason of circumstances beyond its control, including but not limited to war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, floods, hurricanes, explosions and regulatory, policy changes and governmental actions or delays (the “Force Majeure Events”). In the event of such Force Majeure Events, Bitdeer shall take reasonable steps to minimize influence caused by interruptions and refund the payment including computing power cost and electricity cost deposit paid by the Buyer on a pro rata basis corresponding to the period in which the Products or service under this Agreement were not available caused by or incidental to such Force Majeure Events.

9.3You hereby understand and agree: unless it is expressly agreed in writing by Bitdeer in advance, under any circumstances Bitdeer shall not be liable for the following events and your losses due to the following events:

(1)loss of trading profits;

(2)service interruption (such interruption is not caused by Bitdeer’s intentional misconduct or gross negligence);

(3)damage or loss of information/data not caused by Bitdeer ’s intentional misconduct or gross negligence;

(4)the computing power dies or withdraws from the market;

(5)implementation or change of laws, regulations and policy factors;

(6)loss caused by the your fault or violation of this Agreement (including but not limited to: providing inaccurate information to Bitdeer, leaking password to third parties, etc.); and

(7)other events not controlled by Bitdeer.

9.4Each Party agree and accept that: without duplication of any other rights to recovery or indemnity set forth in this Agreement, each Party shall indemnify and defend the other Party against, and shall hold the other Party harmless from, any loss, liability, claim, action, suit, or expense (collectively, “Losses”, including reasonable attorney’s fee) caused by or resulting from such Party’s breach of this Agreement. In no event shall any Party, its affiliates, or any of their respective officers, directors, agents, employees or representatives, be liable to the other Party or any third party for any special, incidental, indirect, or consequential damages or damages for loss of profits arising out of or in connection with this Agreement.

9.5You hereby agree that Bitdeer's total liability to you under this Agreement shall not exceed the payment amount paid by you to Bitdeer, except for actions that intentionally harm the Buyer because Bitdeer or its affiliates seek their own interests.

X.Miscellaneous

10.1Any supplement, amendment or modification to this Agreement shall be made in writing and executed by the Parties in order to be effective.

10.2Waiver: failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

10.3Severability: should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

10.4Governing Law: this Agreement shall be construed, interpreted and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of Singapore without regard to any choice or conflict of laws rules. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this Clause. The seat of the arbitration shall be Singapore and the arbitration agreement shall be governed by Singapore law. The language of the arbitration shall be English. The arbitral tribunal shall consist of three arbitrators, one to be appointed by the Buyer, one to be appointed by Bitdeer and the third to be appointed by the President of the Court of Arbitration of the SIAC for the time being. The arbitral award is final and binding on both parties. Unless the arbitral award is otherwise determined, the arbitration fee shall be borne by the losing party. The losing party shall also compensate the winning party’s legal fees and other expenses.

10.5Each Party may assign this Agreement in whole or in part to its affiliates with prior written notice to the other Party (provided that the Seller shall have right to refuse to such assignment if the affiliate that the Buyer intends to assign this Agreement to cannot represent as set forth in Section 1.1 herein). Each Party may not assign this Agreement in whole or in part to the third party (other than its affiliates) without the other Party’s prior written consent.

10.6Counterparts and Electronic Signatures: this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

(The rest part of the page is intentionally left in blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER: UCON CAPITAL (HK) LIMITED
By:
Name:	Zhu Wei
Title:	Chief Executive Officer
Signature:	Zhu Wei

SELLER: CARPENTER CREEK, LLC.
By:
Name:	Linghui Kong
Title:	Chief Executive Officer

Signature:	Linghui Kong

Annex 8.2

Service Order

1601 19th Street, Suite 650
Denver, Colorado 80202

Mercurity Fintech Technology Holding Inc.
Attn: Shi Qiu
9040 Telstar Ave, Ste. 127
El Monte, CA 91731
US

Service Order
Service Order #: 43479
Date: 9/17/2022
Sales Rep.: Scott Morris
All Quotes are valid for 30 calendar days unless otherwise noted

Services Details / New Jersey : NNJ2

RECURRING CHARGES

Description	Service Term	Qty	Rate	Amount
Cross Connect - Copper	Month to Month	1	[redacted]	

Total Recurring Charges (New Jersey : NNJ2) [redacted]

Notes

This SO replaces SO 41293-1.

Terms and Conditions

This Service Order shall be binding as of the latter-dated signature below. The term of this Service Order, as set forth above in the "Service Details" section (the "Term"), shall commence on the date Customer's ordered Services are available for use by Customer (the "Service Commencement Date ").

This Service Order is made subject to the terms and conditions of the master services agreement and related services schedule between Customer and Cologix, or, if no direct master services agreement and related services schedule exists directly between Cologix and Customer, then this Service Order is made subject to the terms and conditions of the master services agreement and related services schedule between any Customer Affiliate and Cologix or any Cologix Affiliate (as amended, the Agreement). By signing this Service Order, each of Cologix and Customer agree that they will be deemed direct counterparties under the Agreement with respect to this Service Order such that each party can enforce its rights under the Agreement in connection with this Service Order. Further, each party to this Service Order acknowledges and agrees that the terms and conditions of the Agreement are incorporated as if expressly set forth herein, and this Service Order, with such terms and conditions of the Agreement incorporated, constitutes a standalone contractual arrangement between Cologix and Customer hereunder for all purposes, including as required to enforce each partys rights and obligations in connection with this Service Order. At Cologix's option, Cologix and Customer will execute a separate master services agreement with the same terms and conditions as the Agreement. If at any time no master services agreement or services schedule is currently in place between Cologix and Customer or between Customer Affiliate and Cologix or any Cologix Affiliate, then Customer and Cologix expressly agree that this Service Order shall be subject to the terms and conditions of the applicable (based on the geographic location of the services being provided under this Service Order) master services agreement and services schedule, each of which in the form available at www.cologix.com as of the date hereof and which collectively shall be deemed the Agreement for all purposes under this paragraph in connection with this Service Order.

Notwithstanding anything to the contrary in the agreement between the parties, during the Term, all service fees identified above shall increase on each 12-month anniversary of the Service Commencement Date in an amount equal to the greater of three percent (3%) or CPI. Such increase shall be automatically invoiced to Customer upon each 12-month anniversary of the Service Commencement Date.

Each of Customer and Cologix hereby consents to the execution of this Service Order by electronic means, including, without limitation, via Adobe e-signature products, and agrees that any such signature shall be deemed an original for all purposes hereunder.

9 17 2022

Cologix US, Inc., as manager and attorney-in-fact of the Affiliate that owns the data center identified above in this Service Order

Signature:	Brian Cross
Print Name:	Brian Cross
Title:	SVP Sales
Date:	10-1-2022

SO43479

Agreed to by Customer's Authorized signatory:

Signature:	Shi Qiu
Print Name:	SHI QIU
Title:	CEO
Date:	10/1/2022

Brian Cross SVP Sales 10-1-2022

cologix

1601 19th Street, Suite 650
Denver, Colorado 80202

Mercurity Fintech Technology Holding Inc.
Attn: Shi Qiu
9040 Telstar Ave, Ste. 127
El Monte, CA 91731
US

Service Order

Service Order
Service Order #: 43480
Date: 9/29/2022
Sales Rep.: Scott Morris
All Quotes are valid for 30 calendar days unless otherwise noted

Services Details / New Jersey : NNJ2

RECURRING CHARGES

Description	Service Term	Qty	Rate	Amount
Internet Bandwidth Burstable Commit	19 Months	[redacted]		
Custom Cage	19 Months			
AC 30A 208V Single Phase (A+B) UPS/ Generator	19 Months			
Kilowatt Deployment	19 Months			

Total Recurring Charges (New Jersey : NNJ2) [redacted]

IP Charges

Description	Rate
IP Burst	[redacted]

Notes

This service order replaces SO's 41760 and 43042.

Terms and Conditions

This Service Order shall be binding as of the latter-dated signature below. The term of this Service Order, as set forth above in the "Service Details" section (the "Term"), shall commence on the date Customer's ordered Services are available for use by Customer (the "Service Commencement Date ").

This Service Order is made subject to the terms and conditions of the master services agreement and related services schedule between Customer and Cologix, or, if no direct master services agreement and related services schedule exists directly between Cologix and Customer, then this Service Order is made subject to the terms and conditions of the master services agreement and related services schedule between any Customer Affiliate and Cologix or any Cologix Affiliate (as amended, the Agreement). By signing this Service Order, each of Cologix and Customer agree that they will be deemed direct counterparties under the Agreement with respect to this Service Order such that each party can enforce its rights under the Agreement in connection with this Service Order. Further, each party to this Service Order acknowledges and agrees that the terms and conditions of the Agreement are incorporated as if expressly set forth herein, and this Service Order, with such terms and conditions of the Agreement incorporated, constitutes a standalone contractual arrangement between Cologix and Customer hereunder for all purposes, including as required to enforce each partys rights and obligations in connection with this Service Order. At Cologix's option, Cologix and Customer will execute a separate master services agreement with the same terms and conditions as the Agreement. If at any time no master services agreement or services schedule is currently in place between Cologix and Customer or between Customer Affiliate and Cologix or any Cologix Affiliate, then Customer and Cologix expressly agree that this Service Order shall be subject to the terms and conditions of the applicable (based on the geographic location of the services being provided under this Service Order) master services agreement and services schedule, each of which in the form available at www.cologix.com as of the date hereof and which collectively shall be deemed the Agreement for all purposes under this paragraph in connection with this Service Order.

Notwithstanding anything to the contrary in the agreement between the parties, during the Term, all service fees identified above shall increase on each 12-month anniversary of the Service Commencement Date in an amount equal to the greater of three percent (3%) or CPI. Such increase shall be automatically invoiced to Customer upon each 12-month anniversary of the Service Commencement Date.

Each of Customer and Cologix hereby consents to the execution of this Service Order by electronic means, including, without limitation, via Adobe e-signature products, and agrees that any such signature shall be deemed an original for all purposes hereunder.

Cologix US, Inc., as manager and attorney-in-fact of the Affiliate that owns the data center identified above in this Service Order		**Agreed to by Customer's Authorized signatory:**	
Signature:	Brian Cross	Signature:	
Print Name:	Brian Cross	Print Name:	SHI QIU
Title:	SVP Sales	Title:	CEO
Date:	10-1-2022	Date:	10/1/2022

SO43480

Brian Cross SVP Sales 10-1-2022